FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of January, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

ALBERTA STAR DEVELOPMENT CORP.

2300-1066 West Hastings Street

Vancouver, B.C.

VE 3X2

January 24, 2014

     TSX-V: ASX

OTC BB:  ASXSF

FRANKFURT: QLD

NEWS RELEASE

ALBERTA STAR acquires 406,000 shares through Normal Course Issuer Bid

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) advises that it has acquired 406,000 of its common shares through the facilities of the TSX Venture Exchange since implementation of the normal course issuer bid (the “Bid”) on May 3, 2013.   The Bid has been conducted on behalf of the Company by Jordan Capital Markets Inc. of Vancouver and will terminate on May 3, 2014 or such earlier time as the Bid is completed or at the option of the Company.

The Company is authorized to purchase up to 1,800,000 of its common shares under the Bid.  Of the 406,000 shares purchased to date, 290,000 of these shares have been cancelled, with the remaining 116,000 being held for cancellation within the next 60 days.

The highest and lowest prices paid for the purchased shares was $0.24 per share (prior to the return of capital of $0.08 per share to shareholders on July 8, 2013) and $0.13 per share (subsequent to the return of capital distribution).   The weighted average price paid per common share was $0.165.

The management of the Company continues to review potential investment opportunities with a view to complimenting its existing mineral exploration assets and enhancing shareholder value.  To conserve cash, the Company has taken additional steps to reduce its fixed costs, including termination and renegotiation of contracts with employees and consultants and relocation and downsizing of its office facilities in Vancouver.   The Company continues to maintain a strong financial position, with in excess of $6.1 Million in working capital as of today’s date and only 21,778,979 shares issued and outstanding.

On behalf of the Board of Directors

“STUART ROGERS”

Stuart Rogers

President

Tel: (604) 689-1749

srogers@alberta-star.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  January 28, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director